SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Custom Truck One Source, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64083J104
(CUSIP Number)

John Holland
Platinum Equity Advisors, LLC
360 North Crescent Drive, South Building
Beverly Hills, CA  90210
(310) 712-1850

Copies to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(212) 837-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity Capital Partners V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity Partners V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity Partners V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings V Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity InvestCo, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum InvestCo (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings IC (Cayman), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity Investment Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 64083J104	13D

1	NAMES OF REPORTING PERSONS
PE One Source Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
148,600,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
148,600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
148,600,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.4 (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

Introductory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2020 (the “Schedule 13D”) by the reporting persons identified therein with respect to shares of common stock, par value $0.0001 per share (the “Shares”), of Nesco Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined have the meaning given them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entity as follows:

This statement on Schedule 13D relates to shares of common stock, par value $0.0001 per share (the “Shares”), of Nesco Holdings, Inc. (the “Issuer”), which changed its name to “Custom Truck One Source, Inc.” on April 1, 2021. The address of the principal executive offices of the Issuer is 7701 Independence Avenue, Kansas City, Missouri 64125.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entity as follows:

The source of funds for the consideration payable under the Investment Agreement is investment capital held by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On April 1, 2021 (the “Closing Date”), the Issuer completed the Acquisition, the Subscription, the Supplemental Equity Financing and the Debt Financing (the “Closing”).  On the Closing Date, in connection with the Subscription, the Issuer issued 148,600,000 Shares to PE One Source, representing approximately 60.4% of the issued and outstanding Shares as of the Closing Date. Prior to the Closing Date, the Issuer was controlled by ECP, and on the Closing Date, the Issuer became controlled by PE One Source.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entity as follows:

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Shares and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 245,856,753 Shares issued and outstanding as of April 1, 2021, as calculated based on the Current Report on Form 8-K filed by the Issuer on April 2, 2021. The 148,600,000 Shares set forth opposite the name of each Reporting Person represent the 148,600,000 Shares owned directly by PE One Source.

Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Platinum Equity Capital Partners V, L.P.	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum Equity Partners V, L.P.	148,600,000	60.4%	0	148,600,000	0	148,600,000
PE One Source Holdings, LLC	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum Equity Investment Holdings V, LLC	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum Equity Investment Holdings V Manager, LLC	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum Equity InvestCo, L.P.	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum Equity Investment Holdings IC (Cayman), LLC	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum InvestCo (Cayman), LLC	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum Equity Partners V, LLC	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum Equity Investment Holdings, LLC	148,600,000	60.4%	0	148,600,000	0	148,600,000
Platinum Equity, LLC	148,600,000	60.4%	0	148,600,000	0	148,600,000
Tom Gores	148,600,000	60.4%	0	148,600,000	0	148,600,000

Each of the Reporting Persons hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder).

(c)
Except as described in this Schedule 13D, there have been no transactions in the Shares effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, during the last 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entity as follows:

On the Closing Date, in connection with the closing of the Acquisition and the Subscription, the Issuer, PE One Source, affiliates of, or affiliated investment entities of, Blackstone, certain affiliates of ECP and Capitol, and certain other stockholders of the Issuer entered into an Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”).  The material terms of the Stockholders’ Agreement are described in the section of the Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2021 (the “Closing 8-K”) entitled “Stockholders’ Agreement” under Item 1.01 of the Closing 8-K.

The above description of the Stockholders Agreement, including the description in the Closing 8-K referenced above, does not purport to be complete and is qualified in its entirety by the full text of the Stockholders Agreement, which is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Investment Agreement, the Voting Agreement and the Stockholders Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

1	Amended and Restated Stockholders’ Agreement, dated as of April 1, 2021, among Custom Truck One Source, Inc. and certain holders identified therein, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021

PLATINUM EQUITY CAPITAL PARTNERS V, L.P.

By:	Platinum Equity Partners V, L.P.
Its:	General Partner

By:	Platinum Equity Partners V, LLC
Its:	General Partner

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM EQUITY PARTNERS V, L.P.

By:	Platinum Equity Partners V, LLC
Its:	General Partner

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM EQUITY PARTNERS V, LLC

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS V, LLC

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS V MANAGER, LLC

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC
Its:	General Partner

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

PLATINUM EQUITY, LLC

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

TOM GORES

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Attorney-in-Fact

PE ONE SOURCE HOLDINGS, LLC

By:	/s/ Justin Maroldi
	Name:	Justin Maroldi
	Title:	Assistant Secretary

SCHEDULE A

The name and present principal occupation or employment of each of the executive officers and directors of PE One Source Holdings, LLC are set forth below.  The address of the principal place of business and principal office of each person listed below is 360 North Crescent Drive, South Building, Beverly Hills, California 90210.  Each person listed below is a citizen of the United States.

Name	Present Principal Occupation or Employment

Mary Ann Sigler	President and Treasurer

Eva Kalawski	Vice President and Assistant Secretary